UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*


                           MIDWAY AIRLINES CORPORATION
                     --------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)


                                   598126 10 0
                     ---------------------------------------
                                 (CUSIP Number)


                            James H. Goodnight, Ph.D.
                               SAS Institute, Inc.
                                SAS CAMPUS DRIVE
                           CARY, NORTH CAROLINA 27513
                             TEL. NO. (919) 677-8000
     ----------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 MARCH 29, 2000
                    -----------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

    James H. Goodnight, Ph.D.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)

      (a)  / /

      (b) /X/

3   SEC USE ONLY


4   SOURCE OF FUNDS

     PF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS     2(d) OR 2(e)   / /

6   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.

NUMBER OF               (7)    SOLE VOTING POWER
SHARES                         2,745,274
BENEFICIALLY
OWNED BY                (8)    SHARED VOTING POWER
EACH                           1,333,418 (if shared power included)
REPORTING
PERSON                  (9)    SOLE DISPOSITIVE POWER
WITH                           2,745,274

                        (10)   SHARED DISPOSITIVE POWER
                               1,333,418 (if shared power included)

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,745,274 (4,078,692 if shared power included)


12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES (See Instructions)  / /


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     31.9% (47.4% if shared power included)


14  TYPE OF REPORTING PERSON

      IN

                                  SCHEDULE 13D
                                       OF
                            JAMES H. GOODNIGHT, PH.D.


ITEM 1:  SECURITY AND ISSUER.

         This Schedule 13D relates to the Common Stock (the "Common Stock") of Midway Airlines Corporation, a Delaware corporation (the "Company"), whose principal executive offices are located at 2801 Slater Road, Suite 200, Morrisville, NC 27560.

ITEM 2:  IDENTITY AND BACKGROUND.

         The person filing this Schedule 13D is James H. Goodnight, Ph.D., whose business address is SAS Campus Drive, Cary, North Carolina 27513.

ITEM 4:  PURPOSE OF TRANSACTION.

     On March 29, 2000, the Company announced a rights offering on the following terms:

         o A right to purchase a share of Common Stock will be issued to each holder of Common Stock on a share for share basis. The Rights will be issued to holders of Common Stock on the date which is 10 days after the filing of the registration statement covering such rights (the "Record Date"). The Record Date may be postponed pending the effectiveness of the registration statement covering such rights. The rights will be issued immediately following the effectiveness of the registration statement covering such rights.

         o Each right shall entitle the holder thereof to purchase one share of Common Stock for $5.20 per share of Common Stock.

         o Rights to purchase shares of Common Stock will not be listed on Nasdaq or any other exchange and will not be transferable or assignable.

         o         Rights will be exercisable for 30 days from date issued.

     Dr. Goodnight and John P. Sall have each agreed to exercise their respective rights. Messrs. Goodnight and Sall have also each agreed to purchase, and all other holders of Common Stock on the Record Date who have timely exercised all of their rights will also have the right to purchase at the subscription price, such shares of Common Stock subject to rights issued which have not been timely exercised multiplied by their percentage ownership interests in the Common Stock on the Record Date.

     Assuming the Company engages in the rights offering as described above, Dr. Goodnight will maintain his current ownership percentage in the outstanding shares of Common Stock of 31.9% (or 47.4% on a shared basis with Mr. Sall) if all shareholders of the Company timely exercise all of their rights. Dr. Goodnight's ownership in the outstanding shares of Common Stock would increase to 46.7% of the outstanding shares of Common Stock (or 69.4% on a shared basis with Mr. Sall), if all shareholders other than Mr. Sall do not timely exercise any of their rights.

     In a related matter, the Company entered into a two year revolving credit facility dated as of March 31, 2000 with Reedy Creek Investments, LLC, an entity wholly owned by Messrs. Goodnight and Sall. Under the terms of the $30,000,000 facility, the commitment reduces to $10,000,000 upon the earlier of September 30, 2000 and the date the rights offering described above is completed.


                 *          *          *          *          *

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



April 7, 2000                               /s/ James H. Goodnight
-----------------------             ----------------------------------------
Date                                            James H. Goodnight, Ph.D.